UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Natixis ETF Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

888 Boylston St.

Boston, Massachusetts 02199-8197

Telephone Number (including area code):

(617) 449-2822

Name and address of agent for service of process:

Russell Kane, Esq.

Natixis Distribution, L.P.

888 Boylston Street

Boston, Massachusetts 02199-8197

With copies to:

John M. Loder, Esq.

Ropes & Gray

800 Boylston Street

Boston, Massachusetts 02119

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 12th day of December 2019.

Natixis ETF Trust II

By:	/s/ David Giunta
	Name:	David Giunta
	Title:	Trustee

Attest:	/s/ Russell Kane
	Name:	Russell Kane
	Title:	Secretary